November 7, 2014
Via EDGAR
Mr. Alberto Zapata
Senior Attorney
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Variable Contracts Funds, Inc.
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 93 to the Registration Statement on Form N-1A
Dear Mr. Zapata,
This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 92 to the Registrant’s registration statement on Form N-1A (“the Amendment”), which you communicated to Jennifer Mills and me by telephone on October 27, 2014 and which we discussed in a follow up conversation on November 06, 2014. The Registrant filed the Amendment with the Commission on September 19, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 93).
Comments on the Prospectus
Comment 1. Please confirm that the Registrant will update missing information in a subsequent filing.
Response: Confirmed.
Comment 2. Please add the title of the securities being registered and the proposed offering date to the facing page, as well as any other information specified by Form N-1A to be included on the facing page.
Response: The Registrant will make the requested change.
Comment 3. In each Account Summary, the first paragraph of the Principal Investment Strategies is confusing, particularly in describing the underlying funds in which each Account invests. Please revise.
Response: The Registrant will make the requested change.
Comment 4. In each Account Summary, the term “Funds” is used in the first sentence of the Principal Investment Strategies. Please define the term prior to use.
Response: The Registrant will revise the disclosure so that “Funds” is not used as a defined term.
Comment 5. The word “Account” in each fund’s name is confusing. Please consider changing the name of each Account to “Portfolio” or “Fund.”
Response: The Registrant respectfully declines to change the Accounts’ names at this time due to business reasons and the need for the board to approve changing a fund's name. However, in response to this comment, the Registrant will revise each Account Summary to identify the Registrant’s other series in which the Accounts invest as “underlying funds,” rather than Accounts.

Comment 6. With respect to private equity as a Principal Investment Strategy in each Account Summary, please consider adding principal risk disclosure in the Summary and additional strategy and risk disclosures in response to Item 9 of Form N-1A. Given that private equity was included in the principal investment strategies, does the fund include investments in private equity in the 15% illiquid limit?
Response: Investment in private equity is not a principal investment strategy of any of the Accounts; therefore, the Registrant will delete the reference to private equity in each Account summary.
Comments on the SAI
Comment 7. Please add appropriate disclosures about private equity as an investment strategy and the risks of investing in private equity.
Response: The Registrant will add to the disclosures under “Restricted Securities” in the SAI.
Comment 8. Please assess whether any practices and risks that are disclosed only in SAI should also be disclosed in the Prospectus.
Response: The Registrant has reviewed the Prospectus and SAI and the requirements of N-1A Items 9 and 16 and, except as addressed in responses to other comments in this letter, believes that the current disclosures are appropriate.
Other
Comment 9. Please provide the Tandy representation in your response letter.
Response: The Registrant has provided the Tandy representation below.
We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 515-235-1209 or Jennifer Mills at 515-235-9154 or if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant